UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press release dated November 24, 2010: Globus Maritime Announces Domestication into the Marshall Islands, Effectiveness of U.S. Resale Registration Statement and Cancellation of Listing on AIM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 24, 2010

GLOBUS MARITIME LIMITED

By:	/s/ Elias S. Deftereos
Name:	Elias S. Deftereos
Title:	Chief Financial Officer

Exhibit 99.1

GLOBUS MARITIME ANNOUNCES DOMESTICATION INTO THE MARSHALL ISLANDS, EFFECTIVENESS OF U.S. RESALE REGISTRATION STATEMENT AND CANCELLATION OF LISTING ON AIM

Athens, Greece, November 24, 2010 – Globus Maritime Limited (“Globus Maritime” or the “Company”), (NASDAQ: GLBS), a dry bulk vessel owner/operator, announces that the Company domesticated today from Jersey, Channel Islands, into the Republic of the Marshall Islands.  As a result of the domestication, each of the Company’s ordinary shares of the Jersey entity has become, by operation of law, a common share of the Marshall Islands entity. All outstanding share certificates of the Company issued while the Company was incorporated under Jersey law will no longer evidence ownership in the Company, as all ownership will now be evidenced in book entry form.  Any shareholder that holds a share certificate of the Company is encouraged to return the share certificate to the Company.

The Securities and Exchange Commission has declared effective the resale registration statement on Form F-1 that allows the selling shareholders named in the registration statement to publicly resell their registered shares as described in the registration statement.  The Company's common shares will commence trading on the Nasdaq Global Market under the ticker “GLBS.”

The Company’s shares will be delisted from the Alternative Investment Market effective 7:00 a.m. (Greenwich Mean Time) on November 26, 2010.  As a result of the delisting from AIM, all public trading activities in the Company's shares will occur on the Nasdaq Global Market under the new ISIN number MHY272652097 and CUSIP number Y27265 209.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the shares described above, nor shall there be any sale of such shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  A copy of the resale registration statement and accompanying prospectus may be obtained by contacting the Company using the contact information below.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Globus Maritime’s current expectations or forecasts of future events. Forward-looking statements include statements about Globus Maritime’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Globus Maritime cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•

future operating or financial results;

•

expectations regarding the strength of the future stabilization and growth of the shipping industry, including the rate of annual demand growth in the international dry bulk industry;

•

future payments of dividends and the availability of cash for payment of dividends;

•

Globus Maritime’s expectations relating to dividend payments and forecasts of its ability to make such payments;

•

future acquisitions, business strategy and expected capital spending;

•

operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•

general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•

Globus Maritime’s ability to repay its debt arrangements and grow using the available funds under its credit facility;

•

assumptions regarding interest rates and inflation;

•

change in the rate of growth of global and various regional economies;

•

risks incidental to vessel operation, including discharge of pollutants and vessel collisions;

•

Globus Maritime’s financial condition and liquidity, including its ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•

estimated future capital expenditures needed to preserve its capital base;

•

Globus Maritime’s expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of its vessels;

•

Globus Maritime’s continued ability to enter into charters;

•

Globus Maritime’s ability to capitalize on its management team’s and board of directors’ relationships and reputations in the shipping industry to its advantage;

•

changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•

expectations about the availability of insurance on commercially reasonable terms;

•

unanticipated changes in laws and regulations; and

•

potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Globus Maritime’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Globus Maritime’s filings with regulatory authorities. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus Maritime undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus Maritime describes in the reports it will file from time to time with regulatory authorities after the date of this communication.

- ENDS -

For further information please contact:

Globus Maritime Limited

+30 210 960 8300

Elias Deftereos, CFO

deftereos@globusmaritime.gr

Capital Link – London

+44 (0) 20 3206 1322 / globus@capitallink.com

Annie Evangeli

Capital Link – New York

+1 212 661 7566 / globus@capitallink.com

Ramnique Grewal

- ENDS -

Further Information – Notes to Editors

About Globus Maritime Limited

Globus is a global provider of seaborne transportation services for dry bulk cargoes, including among others iron ire, coal, grain, cement and fertilizers, along worldwide shipping routes. Globus’ subsidiaries own and operate three Supramax, one Panamax, and one Kamsarmax vessels, with a weighted average age of 3.7 years as at September 30, 2010, and a total carrying capacity of 319,913 DWT.